Exhibit 99.1

PRESS RELEASE	22 November 2021

OLE GUNNAR SOLSKJAER STEPS DOWN AS MANAGER

MANCHESTER, England – 22 November 2021 – Manchester United (NYSE: MANU; the “Company” and the “Group”) announces that Ole Gunnar Solskjaer has left his role as Manager.

Ole will always be a legend at Manchester United and it is with regret that we have reached this difficult decision. While the past few weeks have been disappointing, they should not obscure all the work he has done over the past three years to rebuild the foundations for long-term success.

Ole leaves with our sincerest thanks for his tireless efforts as Manager and our very best wishes for the future. His place in the club’s history will always be secure, not just for his story as a player, but as a great man and a Manager who gave us many great moments. He will forever be welcome back at Old Trafford as part of the Manchester United family.

Michael Carrick will now take charge of the team for forthcoming games, while the club looks to appoint an interim Manager to the end of the season.

Contacts

Investor Relations: Corinna Freedman Head of Investor Relations +44 738 491 0828 Corinna.Freedman@manutd.co.uk	Media Relations: Charlie Brooks Director of Communications +44 161 868 8148 charlie.brooks@manutd.co.uk